UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   October 2007            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated October 2, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: October 2, 2007	By: /s/ Bob Hemmerling Bob Hemmerling Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

           October 2, 2007

Strathmore has no Exposure to Sub-Prime Mortgage Paper:

20F Filing Completed

Strathmore Minerals Corp (“Strathmore” or “the Company”) announces that it has no exposure to sub-prime mortgage paper. Strathmore’s cash position is managed by two portfolio managers who have reported “minimal volatility” in the Company’s investment holdings. At August 31, 2007, the Company’s cash and investment position stands at approximately $19.1 million, which is invested in a diversified fixed income portfolio of government backed and corporate securities.

Strathmore Minerals Corp also wishes to advise shareholders that it has completed its Securities Exchange Act registration with the US Securities and Exchange Commission.  The Company's filings can be viewed at:

Strathmore Minerals Corp. (0001310287)

This voluntary registration requires the Company to submit timely filings on Form 6-K and Form 20-F to the SEC and places the Company under the regulatory jurisdiction of the SEC.  Management believes that such increased availability of corporate data will assist investors in the United States to better evaluate the Company.

The Company is presently reviewing alternatives for an exchange listing in the United States.

Strathmore Minerals Corp. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, Strathmore also has U.S. based development offices in Riverton, Wyoming and Santa Fe, New Mexico. Strathmore’s Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

    For Investor Relations:

 “Dev Randhawa”

Bob Hemmerling/Craig Christy

__________________________

1-800-647-3303

Dev Randhawa, Chairman and CEO

info@strathmoreminerals.com

www.strathmoreminerals.com